UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIOCERES CROP SOLUTIONS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G1117K106*
(CUSIP Number of Public Warrants)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOCERES CROP SOLUTIONS CORP.

(Name of Subject Company (Issuer))

BIOCERES CROP SOLUTIONS CORP.

BIOCERES LLC

BIOCERES S.A.

(Name of Filing Person(s))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G1117K106
(CUSIP Number of Public Warrants)

Federico Trucco
Chief Executive Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
Phone: +54-341-4861122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Matthew S. Poulter, Esq.

Peter Cohen-Millstein, Esq.

Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee
$3,509,000	$455.47

*	The warrants of Bioceres Crop Solutions Corp. (the “Company”) that are publicly traded have a CUSIP number of G1117K106. The CUSIP number for the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), is G1117K114.

**	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is offering holders of 24,200,000 of the Company’s warrants (the “Warrants”) the opportunity to exchange such Warrants for either 0.12 of the Company’s Ordinary Shares or $0.45 in cash per Warrant, without interest, at the election of the holder. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Exchange Act, which equals $129.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants as reported on the NYSE American (the “NYSE”) on July 24, 2020, which was $0.145.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendments to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), originally filed with the Securities and Exchange Commission by Bioceres Crop Solutions Corp. (the “Company” or “BIOX” or “we”, “us” or “our”), Bioceres LLC and Bioceres S.A. pursuant to Rule 13e-3 and, solely with respect to the Company, Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 27, 2020. The Schedule TO relates to the offer to exchange any and all of the Company’s 24,200,000 outstanding warrants (the “Warrants”), each of which is exercisable for one share of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for either 0.12 Ordinary Shares (the “Exchange Shares”) or $0.45 in cash per Warrant, without interest (the “Cash Consideration”, and together with the Exchange Shares, the “Exchange Consideration”), at the election of the holder. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exchange, dated July 27, 2020 (the “Offer to Exchange”), a copy of which is filed was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”), a copy of which was filed as Exhibit (a)(1)(E) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

The Schedule TO is intended to satisfy the reporting requirements of a Tender Offer Statement on Schedule TO of BIOX, a Schedule 13E-3 Transaction Statement of BIOX, a Schedule 13E-3 Transaction Statement of Bioceres LLC and a Schedule 13E-3 Transaction Statement of Bioceres S.A. pursuant to Rule 13e-4(c)(2) and Rule 13e-3(d)(1) under the Exchange Act.

All information in the Offer to Exchange is incorporated by reference in response to all of the items in the Schedule TO, and is supplemented only by those items specifically provided in this Amendment.

This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the related Letter of Election and Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 11 and Item 13.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

1.	The sentence that reads “We are not making the Offer to, and will not accept any tendered Warrants from, any Warrant holder in any U.S. State or other jurisdiction where it would be illegal to do so” on page 1 of the Offer to Exchange is hereby deleted and replaced with the following:

“We have not made the Offer to any resident of, or disseminated any Offer materials in, any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.”

2.	The sentence that reads “The Company’s board of directors has authorized us to make the Offer and has determined that the Offer is fair to the Company and the Company’s Warrant holders (other than Bioceres LLC)” on the cover page to the Offer to Exchange is hereby deleted and replaced with the following:

“The Company’s board of directors has authorized us to make the Offer and has determined that the Offer is fair to the Company and the Company’s Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders.”

3.	All references to the “Warrant holders (other than Bioceres LLC)” in the section “Special Factors—Section 2. Fairness of the Offer” on pages 15 and 16 of the Offer to Exchange are hereby replaced with “Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders.”

4.	The following sentence is hereby added to begin the first paragraph of “Special Factors—Section 2. Fairness of the Offer” on page 15 of the Offer to Exchange:

“We have determined that the Offer is fair and in the best interests of the Company and the unaffiliated Warrant holders, including those holders who receive the Exchange Shares, those holders who receive the Cash Consideration and those holders that do not tender their Warrants pursuant to the Offer. We have made this determination based on the determination of our board of directors and the factors further described below.”

5.	The following sentence is hereby added after the paragraph beginning “[w]e believe that the Offer is fair….” in “Special Factors—Section 2. Fairness of the Offer” on page 17 of the Offer to Exchange:

“We believe that the Offer is fair to all unaffiliated Warrant holders, including those that do not tender their Warrants, because, in the event that the Offer is consummated without waiver of the Minimum Condition, such Warrant holders will (1) obtain liquidity immediately upon the Redemption and (2) receive the Redemption Price, which represents a premium to the closing trading price of the Warrants as of July 24, 2020, the last full trading day before we commenced the Offer.”

6.	The following sentence is hereby added at the end of “Special Factors—Section 2. Fairness of the Offer” on page 17 of the Offer to Exchange:

“Bioceres LLC and Bioceres S.A. have each determined that the Offer is fair to the Company’s Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders, based on the foregoing disclosure.”

7.	The second paragraph under Item 13(d) of the Schedule TO is hereby deleted and replaced with the following:

“Information about Bioceres LLC and Bioceres S.A.

Upon successful completion of the Offer (including the exchange of each Warrant owned by Bioceres LLC for Exchange Shares) and (a) assuming that all Warrants are tendered for Cash Consideration, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have increased by $0.2 million, or 1%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have increased by $5,602, or 1%, or (b) assuming all Warrants are tendered for Exchange Shares, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have decreased by $1.6 million, or 5%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have decreased by $41,588, or 5%.”

8.	The following paragraph is hereby added at the end of “If you tender your Warrants in exchange for Cash Consideration, you will lose your rights as a Warrant holder and you will not receive any rights as a shareholder” on page 26 of the Offer to Exchange:

“As of June 30, 2019, the Group accounted for tax loss carryforwards amounting to $2.7 million. Assuming that prior to the Offer one share were to be issued for each corresponding warrant, on a fully-diluted basis, the benefit derived from future use of tax loss carryforwards would potentially amount to a maximum of approximately $0.04 per share. Our ability to use net operating and tax loss carryforwards is subject to certain qualifications, limitations and uncertainties, including a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future and by other provisions of the Code or other applicable tax laws.”

9.	All references to “at least 12,100,001 of the outstanding Warrants are tendered in the Offer (including the 7,500,000 Warrants held by Bioceres LLC that it will tender in the Offer pursuant to the Tender and Lock-Up Agreement)” throughout the Offer to Exchange are hereby deleted and replaced with “at least 12,100,001 of the outstanding Warrants are tendered in the Offer (including the 7,500,000 Warrants held by Bioceres LLC and the 4,190,000 Warrants collectively held by Union Acquisition Associates, LLC and Union Group International Holdings Limited that they will each tender in the Offer pursuant to the Tender and Lock-Up Agreement and the Union Tender Agreement, respectively).”

10.	The sentence beginning “[o]ur failure at any time….” in “The Offer—Section 5. Conditions of the Offer” on page 35 of the Offer to Exchange is hereby deleted and replaced with the following:

“Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated, provided that, for the avoidance of doubt, we will promptly disseminate any material change to the Offer or information concerning the Offer that we become aware of to security holders.”

11.	The sentence that reads “Any determination by us concerning the events described above will be final and binding on all parties” on page 35 of the Offer to Exchange is hereby deleted and replaced with the following:

“Any determination by us concerning the events described above will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding in a court of competent jurisdiction if our determinations are challenged by Warrant holders.”

12.	The sentence beginning “[p]ursuant to an engagement letter….” in “Special Factors—Section 3. Fairness Opinion of Oberon” on page 21 of the Offer to Exchange is hereby deleted and replaced with the following:

“Pursuant to an engagement letter between the Company and Oberon, the Company agreed to pay Oberon an aggregate fee of $150,000, a portion of which was payable upon execution of the engagement letter and the remainder of which was payable upon delivery of its opinion, plus reimbursement of up to $30,000 of legal fees incurred by Oberon.”

Item 12. Exhibits.

1.	Item 12 of the Schedule TO is hereby amended and supplemented by replacing the following exhibit:

Exhibit Number	Description
(c)	Fairness Opinion of Oberon Securities, LLC, dated as of July 25, 2020.

2.	The exhibit list under Item 12 of the Schedule TO is hereby deleted and replaced with the following:

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange, dated July 27, 2020.

(a)(1)(B)*	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Union Acquisition Corp.

(a)(1)(C)*	Tender and Lock-Up Agreement, dated as of July 27, 2020, between BIOX and Bioceres LLC.

(a)(1)(D)*	Tender Agreement, dated as of July 27, 2020, among BIOX, Union Group International Holdings Limited and Union Acquisition Associates, LLC.

(a)(1)(E)*	Letter of Election and Transmittal to Tender Warrants.

(a)(1)(F)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated July 27, 2020, announcing the exchange offer for the Warrants.

(a)(5)(B)**	The Company’s Annual Report on Form 20-F (File No. 001-38836), filed with the SEC on October 24, 2019.

(a)(5)(C)**	The Company’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on May 28, 2020.

(b)	Not applicable.

(c)*	Fairness Opinion of Oberon Securities, LLC, dated as of July 25, 2020.

(d)(1)**	Amended and Restated Memorandum and Articles of Association of the Company (Incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 (File No. 333-231883), filed with the SEC on July 12, 2019).

(d)(2)**	Warrant Agreement, dated as of February 27, 2018, by and between Union Acquisition Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-38405), filed with the SEC on March 5, 2018).

(d)(3)**	Warrant Agreement, dated as of March 14, 2018, by and between the Company and Continental Stock Transfer & Trust (Incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).

(d)(4)**	Letter Agreement, dated as of December 19, 2018, with respect to Private Placement Warrants by and between Union Acquisition Corp. and the holders named therein (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018).

(d)(5)**	Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among the Company, and the Investors named therein (Incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).

(d)(6)**	Rizobacter Shareholders Agreement, dated as of March 5, 2019, by and among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (Incorporated by reference to Exhibit 2.4 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2020

Bioceres Crop Solutions Corp.

By:	/s/ Federico Trucco
Name: Federico Trucco
Title: Chief Executive Officer

Bioceres LLC

By:	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Manager

Bioceres S.A.

By:	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Attorney-in-fact